**ADDRESSES AND PRINCIPAL OCCUPATIONS**

This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice.  The Reporting Persons are members of the same family, but each of them disclaims membership in a Group.  Their addresses and principal occupations are as follows:

| Name | Address | Principal Occupation |
| --- | --- | --- |
| Frank B. Holding, Jr. | 4300 Six Forks Road Raleigh, NC 27609 | Chairman and Chief Executive Officer of the Issuer and its subsidiary |
| Hope H. Bryant | 4300 Six Forks Road Raleigh, NC 27609 | Vice Chairwoman of the Issuer and its subsidiary |
| Olivia B. Holding | P.O. Box 1352 Smithfield, NC 27577 | Business manager |
| Claire H. Bristow | P.O. Box 1417 Smithfield, NC 27577 | Commercial interior designer |
| Carson H. Brice | P.O. Box 1417 Smithfield, NC 27577 | Community Volunteer |